                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               LEARNINGSTAR CORP.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                  52201M 10 9
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                                 (CUSIP Number)

                                 Ronald Elliott
                            Chief Executive Officer
                               LearningStar Corp.
                             2 Lower Ragsdale Drive
                                   Suite 200
                          Monterey, California  93940
                                 (831) 333-2000

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                 (Name, Address and Telephone Number of Person

               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Jeffrey L. Kateman, Esq.
                                Latham & Watkins
                       633 West Fifth Street, Suite 4000
                         Los Angeles, California 90071
                                 (213) 485-1234

                                 April 30, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]
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                       (Continued on the following page)


                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 52201M 10 9                                    PAGE 2 OF 9 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Educational Simon, L.L.C.
      95-4738444
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,942,242*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,942,242*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0*
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,942,242*

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.3%*
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      TYPE OF REPORTING PERSON*
14
      OO
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* See Item 5 herein

Item 1.  Security and Issuer.

          This title and class of the securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock") of LearningStar Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 2 Lower Ragsdale Drive, Suite 200, Monterey, California 93940.

Item 2.  Identity and Background.

          (a) This statement is being filed by Educational Simon, L.L.C., a Delaware limited liability company (the "Reporting Person").

          (b) The address of the Reporting Person is 310 South Street, Morristown, New Jersey 07960. The names, business addresses and principal businesses of each of the managers and executive officers of the Reporting Person and each entity that controls the Reporting Person are set forth on
Schedule I hereto and incorporated by reference herein.
----------

          (c) The principal business of the Reporting Person is to own an interest in, and act as a member of, Earlychildhood LLC, a California limited liability company, or any successor entity, including the Issuer, and to undertake such business activities directly related thereto.

          (d) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has
                                                        ----------
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has
                                                        ----------
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) To the best knowledge of the Reporting Person, each person listed on Schedule I hereto is a United States citizen.
   ----------

Item 3.  Source and Amount of Funds or Other Consideration.

          See Item 4 below.

Item 4.  Purpose of Transaction.

          On April 30, 2001, the combination (the "Combination") of Earlychildhood LLC, a California limited liability company ("Earlychildhood"), and SmarterKids.com, Inc., a Delaware corporation ("SmarterKids") was consummated pursuant to the terms set forth in the Contribution Agreement and Plan of Reorganization and Merger, dated November 14, 2000, as amended (together with the schedules and exhibits attached thereto, the "Combination Agreement"), by and among Earlychildhood, SmarterKids, the Issuer and S-E Educational Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"). A copy of the Combination Agreement, as amended, is attached hereto as an exhibit and incorporated herein by reference. In the Combination,
(i) the holders of outstanding membership interests in Earlychildhood contributed all of their membership interests to the Issuer in exchange for shares of Common Stock pursuant to the exchange ratios set forth in the Combination Agreement and, as a result, Earlychildhood became a wholly-owned subsidiary of the Issuer and (ii) Merger Sub was merged with and into SmarterKids, with SmarterKids surviving and becoming a wholly-owned subsidiary of the Issuer and each issued and outstanding share of SmarterKids common stock being converted into the right to receive one-eighth of a share of Common Stock. As a result of the Combination, the former holders of Earlychildhood membership interests hold approximately two-thirds of the outstanding Common Stock and the former stockholders of SmarterKids hold approximately one-third of the outstanding Common Stock.

          Prior to the effectiveness of the Combination, the Reporting Person was a holder of membership interests in Earlychildhood. As a result of the Combination and pursuant to the exchange ratios set forth in the Combination Agreement, the Reporting Person received 2,942,242 shares of Common Stock, representing 35.3% of the outstanding Common Stock.

          The shares of Common Stock held by the Reporting Person were issued in a private placement transaction exempt from registration under the Securities Act of 1933, as amended. The Common Stock is currently listed on the Nasdaq National Market and has been registered under the Securities Exchange Act of 1934, as amended.

          Pursuant to the terms of the Combination Agreement, Earlychildhood has designated four persons to the board of directors of the Issuer (the "Earlychildhood Designees"). Robert MacDonald, one of the Earlychildhood Designees, is the President of the Reporting Person.

          Except as described herein, the Reporting Person does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions.

Item 5.  Interest in Securities of the Issuer.

          (a) and (b) The Reporting Person is the beneficial owner of 2,942,242 shares of Common Stock (the "Shares"), which represent 35.3% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote and dispose of the Shares.

          (c) Except for the acquisition of Shares in the Combination, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Reporting Person is party to a Registration Rights Agreement, dated November 14, 2000, among the Issuer and the stockholders of the Company identified on the signature pages thereto (the "Registration Rights Agreement"), pursuant to which the Reporting Person has certain rights with respect to the registration of the Shares under the Securities Act. A copy of the Registration Rights Agreement is attached hereto as an exhibit and incorporated by reference herein.

          The Reporting Person has also entered into a Lock-Up Agreement, dated November 14, 2000 (the "Lock-Up") with the Issuer. Pursuant to the Lock-Up, the Reporting Person has agreed not to issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale of, maintain any short position with respect to, or otherwise transfer or dispose of any of the Shares without the prior written consent of the Issuer for a period of 180 days from April 30, 2001. A copy of the Lock-Up is attached hereto as an exhibit and incorporated by reference herein.

          Other than the Registration Rights Agreement and the Lock-Up Agreement, the Reporting Person and, to the best of its knowledge, none of the persons listed on Schedule I hereto, has any contracts, arrangements,
                  ----------
understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 Contribution Agreement and Plan of Reorganization and Merger, dated November 14, 2000, by and among Earlychildhood LLC, SmarterKids.com, Inc., LearningStar Corp. and S-E Educational Merger Corp. (incorporated by reference to the Registration Statement on Form S-4 of the Issuer filed with the Commission on January 9, 2001).

Exhibit 2 Amendment No. 1 to Contribution Agreement, dated March 14, 2001, by and among Earlychildhood LLC, SmarterKids.com, Inc., LearningStar Corp. and S-E Educational Merger Corp. (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-4/A of the Issuer filed with the Commission on March 15, 2001).


Exhibit 3 Registration Rights Agreement, dated November 14, 2000, by and among LearningStar Corp. and the stockholders listed on the signature pages thereto (incorporated by reference to the Registration Statement on Form S-4 of the Issuer filed with the Commission on January 9, 2001).

Exhibit 4 Form of Lock-Up Agreement (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4/A of the Issuer filed with the Commission on March 7, 2001).

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2001

                              EDUCATIONAL SIMON, L.L.C.


                              By:  /s/ Robert MacDonald
                                   --------------------
                                   Name:  Robert MacDonald
                                   Title:  President

                                   SCHEDULE I

                EXECUTIVE OFFICERS OF EDUCATIONAL SIMON, L.L.C.

          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers of Educational Simon, L.L.C. is set forth below. Educational Simon, L.L.C. does not have a management committee. The managing member of Educational Simon, L.L.C. is IP99 Private Equity LLC. IP99 Private Equity LLC does not have any officers. The managing member of IP99 Private Equity LLC is WESKIDS III, L.L.C. Information with respect to WESKIDS III, L.L.C. is set forth below. To the best knowledge of the Reporting Person, each person listed below is a citizen of the United States.

                                                                        PRINCIPAL OCCUPATION, IF OTHER
                                                                         THAN AS EXECUTIVE OFFICER OF
    NAME AND BUSINESS ADDRESS                  TITLE                      EDUCATIONAL SIMON, L.L.C.
---------------------------------            ----------                 ------------------------------
Robert W. MacDonald                 President                                  Managing Director,
310 South Street                                                          William E. Simon & Sons, L.L.C.
Morristown, NJ 07962

John A. Gerson                      Chief Financial Officer and Vice      Chief Financial Officer, William
310 South Street                    President                                  E. Simon & Sons, L.L.C.
Morristown, NJ 07962

Michael B. Lenard                   Vice President and Assistant          Managing Director and Counselor,
10990 Wilshire Blvd, 5th Floor      Corporate Secretary                    William E. Simon & Sons, L.L.C.
Los Angeles, CA  90024

Christine W. Jenkins                Vice President and Secretary           Vice President and Secretary,
310 South Street                                                           William E. Simon & Sons, L.L.C.
Morristown, NJ 07962

Charles F. Festo                    Vice President                        Deputy General Counsel, William
310 South Street                                                               E. Simon & Sons, L.L.C.
Morristown, NJ 07962

Cheryl Brown                        Vice President                        Senior Vice President - Finance,
310 South Street                                                           William E. Simon & Sons, L.L.C.
Morristown, NJ 07962

                              WESKIDS III, L.L.C.

          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and managers of WESKIDS III, L.L.C. is set forth below. To the best knowledge of the Reporting Person, each person listed below is a citizen of the United States.

                                                                           PRINCIPAL OCCUPATION, IF OTHER
                                                                           THAN AS EXECUTIVE OFFICER OF
    NAME AND BUSINESS ADDRESS                     TITLE                         WESKIDS III, L.L.C.
    -------------------------                  ----------                  ------------------------------
Michael B. Lenard                   Manager & President                   Managing Director and Counselor,
10990 Wilshire Blvd, 5th Floor                                             William E. Simon & Sons, L.L.C.
Los Angeles, CA  90024

John A. Gerson                      Manager, Vice President,              Chief Financial Officer, William
310 South Street                    Treasurer & Chief Financial                E. Simon & Sons, L.L.C.
Morristown, NJ 07962                Officer


Christine W. Jenkins                Manager, Vice President and            Vice President and Secretary,
310 South Street                    Secretary                              William E. Simon & Sons, L.L.C.
Morristown, NJ 07962

Charles F. Festo                    Vice President                        Deputy General Counsel, William
310 South Street                                                               E. Simon & Sons, L.L.C.
Morristown, NJ 07962

Cheryl Brown                        Vice President                        Senior Vice President - Finance,
310 South Street                                                           William E. Simon & Sons, L.L.C.
Morristown, NJ 07962

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